Exhibit C

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT is made as of March 25, 2011, by and among ARCH Digital Holdings Ltd. (“ARCH”), Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Sinowill Holding Limited (“Sinowill”), Huge Harvest Enterprises Limited (“Harvest”), Kingstate Group Limited (“Kingstate”) and Trend Focus Limited (“Trend Focus”, together with ARCH, Capital Ally, GM, Sinowill, Harvest and Kingstate, the “Consortium Members” and each, a “Consortium Member”).

Capitalized terms used in this Agreement and not defined at their first usage have the meanings assigned to them in clause 12.1. Certain references used in this Agreement are defined in clauses 12.3, 12.4 and 12.6;

WHEREAS, the Consortium Members propose to undertake a going private transaction (“Transaction”) with respect to Funtalk China Holdings Limited (the “Company”), a company listed on NASDAQ, in which the Consortium Members currently hold 46,458,314 ordinary shares, or approximately 77.13% of the issued and outstanding shares (not including outstanding warrants and share options). The purpose of the Transaction is to acquire the outstanding shares of the Company not already held by the Consortium Members, delist the Company from NASDAQ and deregister the Company under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, in connection with the Transaction, the Consortium Members propose to establish an acquisition vehicle (“Newco”) to acquire the shares of the Company not already held by the Consortium Members. Upon the completion of the Transaction, Newco or a subsidiary thereof will be merged with and into the Company, with the Company being the surviving company;

WHEREAS, following unanimous approval by the Consortium Members, the Consortium Members will submit a joint, non-binding proposal (the “Proposal”) for the acquisition of all the shares of the Company not already held by the Consortium Members (the “Acquisition”), the form of which is attached hereto as Schedule 1, to the board of directors of the Company;

WHEREAS, in accordance with the terms of this Agreement, the Consortium Members will cooperate to (a) evaluate the Company, including conducting due diligence enquiries; (b) deliver the Proposal to the board of directors of the Company; (c) share ratably the expenses and costs of the Transaction; (d) consider and participate in the negotiation of the terms of documentation governing the relationship among the Consortium Members, including the Memorandum and Articles of Association of Newco and a shareholders’ agreement of Newco (the “Shareholders’ Agreement”); (e) consider and participate in the negotiation of the terms of documentation leading to the Acquisition (in which negotiations the Consortium Members expect that the Company will be represented by a special committee of independent directors of the Company), including an agreement and plan of merger among the Consortium Members, Newco and the Company (the “Merger Agreement”); (f) enter into any required documentation, proceed to make any necessary offer or obtain any required shareholder approvals to complete the Acquisition; and (g) undertake certain commitments with respect to the Transaction;

WHEREAS, in connection with the submission of the Proposal to the board of directors of the Company, the Consortium Members will be required to file an amendment to their respective statements of beneficial ownership on Schedule 13D with the United States Securities and Exchange Commission (“SEC”) disclosing their delivery of the Proposal and certain additional information, and they will acknowledge that by virtue of their concerted action in delivering the Proposal with the intention to consummate the Acquisition, the Consortium Members could be deemed to be a “group” under Section 13(d) of the Exchange Act. Forms of the proposed Schedule 13D/As, which would amend, and with respect to certain information, supersede each Consortium Member’s existing Schedule 13D with respect to its ownership of the Company’s shares, are attached hereto as Schedule 2;

NOW, THEREFORE, in consideration of the premises, the Consortium Members, intending to be legally bound, agree as follows:

1.	PURPOSE OF AGREEMENT

1.1	Participation in Transaction.

(a)	The Consortium Members agree to participate in the Transaction on the terms of this Agreement.

(b)	In connection with the Transaction, each Consortium Member agrees to either (i) transfer, contribute and deliver the Securities held by it to Newco in exchange for equity of Newco or (ii) have the Securities held by it cancelled in connection with the Acquisition.

1.2	Process. The Consortium Members shall: (a) promptly deliver the Proposal to the board of directors of the Company; (b) conduct due diligence enquires into the Company and its business; and (c) use reasonable best efforts to work together to structure, negotiate and do all things necessary to enter into the Documentation and to consummate the Acquisition.

1.3	Additional Consortium Members. The Consortium Members may agree to admit one or more additional Consortium Members which will provide equity capital to the Consortium Members for the consummation of the Transaction. Such additional Consortium Members shall execute a deed of adherence to this Agreement in form and substance satisfactory to the Consortium Members.

1.4	Binding Agreement. The terms of this Agreement are intended to be legally binding on the Consortium Members and to create legal relations between them.

2.	ARRANGEMENTS WITH RESPECT TO THE PROCESS

2.1	Proposal Process requirements. Each Consortium Member shall participate in the Proposal Process and use its reasonable best efforts to: (a) comply with the Protocols and ensure that neither it nor its employees, agents or representatives cause (by their action or omission) such Consortium Member to breach the Protocols; (b) participate in meetings with the Special Committee and its advisors; and (c) execute any confidentiality and third party agreements reasonably required by the Company related to the Proposal Process.

2.2	Information sharing and roles.

(a)	Subject to clause 2.2(c), the Consortium Members shall cooperate in good faith in connection with the Transaction, including by (i) sharing all information reasonably necessary to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies; (ii) providing one another with all information required concerning any Consortium Member or any other matter relating to such Consortium Member in connection with the Transaction and any other information one Consortium Member may require in respect of any other Consortium Member and its Affiliates for inclusion in the Documentation; (iii) providing timely responses to requests by one another for information, so as to meet the timeframes and deadlines under this Agreement; (iv) applying the level of resources and expertise that each Consortium Member considers is necessary and appropriate to meet its obligations under this Agreement; and (v) conducting negotiations with the Special Committee, its advisors and other parties in connection with the Transaction.

(b)	The Consortium Members shall work together in good faith to agree on necessary public statements about their intentions in relation to the Company. The issuance of any such public statement shall be subject to clause 8.1.

(c)	Except as may otherwise be required by law (including in connection with any Documentation required to be filed with or submitted to any governmental agency), no Consortium Member is required to make available any information which it considers to be commercially sensitive information, or which is otherwise held subject to an obligation of confidentiality.

2.3	Appointment of Advisors.

(a)	The Consortium Members agree that (i) Citigroup Global Markets Asia Limited shall be engaged as financial advisor to provide financial advisory services to the Consortium Members in relation to the Transaction, (ii) Cleary Gottlieb Steen & Hamilton LLP shall be engaged as international legal counsel to provide international legal services to the Consortium Members in relation to the Transaction and (iii) Conyers Dill & Pearman shall be engaged as Cayman Islands legal counsel to provide Cayman Islands legal services to the Consortium Members in relation to the Transaction.

(b)	The appointments under clause 2.3(a) do not limit the right of the Consortium Members to appoint additional Advisors to perform any function agreed by the Consortium Members.

(c)	The Consortium Members shall (i) agree to the scope and engagement terms of the Advisors prior to their engagement; and (ii) engage all Advisors on terms that provide for work undertaken and reports prepared to be for the benefit of: (A) the Consortium Members; and (B) any vehicle established by the Consortium Members for the purposes of the Transaction (including Newco).

(d)	If a Consortium Member requires separate representation in connection with specific issues arising out of the Proposal or the Transaction or other matters contemplated by the Documentation, it may retain other Advisors to advise them. Each Consortium Member which engages separate Advisors will be solely responsible for the fees and expenses of any such advisors.

3.	INTERNAL AND EXTERNAL APPROVALS

3.1	Approvals. Each Consortium Member shall use its reasonable best efforts to obtain all respective internal approvals as soon as reasonably practicable to participate in the Transaction. A Consortium Member shall notify each other Consortium Member immediately when all respective internal approvals are obtained or if it becomes aware that it will not, or is unlikely to, obtain necessary approvals. Each Consortium Member shall bear the cost of obtaining its own internal approval required in connection with the Proposal and the Transaction and the Consortium Members shall bear the cost of obtaining any external approval required in connection with the Proposal and the Transaction, as necessary, in accordance with clause 5.

3.2	Waivers and consents. Each Consortium Member shall use its reasonable best efforts to obtain all applicable governmental, statutory, regulatory or other consents, licenses, waivers or exemptions required to empower it to enter into and to perform its obligations under the Documentation. Each Consortium Member shall bear the cost of obtaining any such waivers and consents required to be obtained solely by such Consortium Member. The costs of obtaining any such waivers and consents required to be obtained by all Consortium Members as a condition to consummation of the Transaction shall be borne by the Consortium Members in accordance with clause 5.

4.	SHAREHOLDERS’ AGREEMENT

4.1	Shareholders’ Agreement. The Consortium Members shall, and shall cause Newco to, enter into the Shareholders’ Agreement at or prior to the completion of the Transaction, on terms and conditions mutually agreed among the Consortium Members.

5.	TRANSACTION COSTS

5.1	Sharing of Transaction Costs.

(a)	If the Transaction is not eventually consummated without any breach by any Consortium Member of this Agreement, the Consortium Members agree: (a) to share, ratably based on such party’s equity ownership in Newco, fees and out-of-pocket expenses payable by them in connection with the Transaction (other than fees and costs incurred by a Consortium Member requiring separate representation as contemplated by clause 2.3(d) and the fees and costs incurred by a Consortium Member to obtain internal approvals as contemplated by clause 3.1 or waivers and consents applicable solely to a Consortium Member as contemplated by clause 3.2) incurred prior to the termination of this Agreement, including any fees and expenses payable to Advisors appointed under clause 2.3 and incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (whether incurred prior to the termination of this Agreement or not).

(b)	If the Transaction is not consummated due to the unilateral breach of one or more Consortium Members, the Consortium Members in breach shall be responsible for all fees and out-of-pocket expenses related to the Transaction (other than fees and costs incurred by a Consortium Member requiring separate representation as contemplated by clause 2.3(d) and the fees and costs incurred by a Consortium Member to obtain internal approvals as contemplated by clause 3.1 or waivers and consents applicable solely to a Consortium Member as contemplated by clause 3.2), including, but not limited to, the legal fees of counsel and costs associated with the establishment and deregistration of Newco.

(c)	Upon consummation of the Transaction, Newco shall reimburse each Consortium Member for all fees and out-of-pocket expenses incurred by such Consortium Member in connection with the Transaction (other than fees and costs incurred by the Consortium Member requiring separate representation as contemplated by clause 2.3(d) and the fees and costs incurred by the Consortium Member to obtain internal approvals as contemplated by clause 3.1 or waivers and consents applicable solely to the Consortium Member as contemplated by clause 3.2).

6.	EXCLUSIVITY AND OTHER COMMITMENTS

6.1	Exclusivity. Within the Exclusivity Period,

(a)	each Consortium Member shall work exclusively with the other Consortium Members to implement the Transaction, including to (i) evaluate the Company; and (ii) conduct negotiations, prepare and finalize the Documentation;

(b)

each Consortium Member shall not, without the foreknowledge and written consent of the other Consortium Members, directly or indirectly, either alone or with any of its Connected Persons: (i) make a Competing Proposal or join with, or invite, any other person to be involved in the making of any Competing Proposal or provide any information to any other person with a view any other person pursuing or considering to pursue a Competing Proposal; (ii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance in support of any Competing Proposal; (iii) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, any Securities except as contemplated under this Agreement and the Documentation; (iv) enter into any agreement, arrangement or understanding with respect to a limitation on voting rights of the Securities except as contemplated under this Agreement and the Documentation; (v) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities; (vi) take any action that would have the effect of preventing, disabling or delaying such Consortium Member from performing its obligations under this Agreement; (vii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do or omit to do, anything that is inconsistent with the Transaction as contemplated under this Agreement; or (viii) aid, abet, counsel or induce any other person in doing any of the things mentioned in clause 6.1(b); and

(c)	each Consortium Member shall notify the other Consortium Members immediately if it or any of its Connected Persons or Representatives receives any approach or communication with respect to any Competing Proposal and shall disclose to the other Consortium Members the identity of any other persons involved and the nature and content of the approach or communication.

6.2	Other commitments. Each Consortium Member shall vote or cause to be voted all of the Securities beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by such Consortium Member (i) in favor of the adoption of the Merger Agreement and the Transaction and (ii) against any Competing Proposal at any shareholders meeting of the Company.

6.3	This clause 6 and the Exclusivity Period shall survive termination of the Agreement.

7.	TERMINATION

7.1	Prior to execution of Documentation. If the Consortium Members are unable to agree either (a) as between themselves upon the material terms of the Transaction or (b) with the Special Committee on the material terms of a Transaction which the Special Committee agrees to recommend to the public shareholders of the Company, then (i) any Consortium Member in disagreement with respect to the material terms of the Transaction may cease its participation in the Transaction; and (ii) this Agreement shall terminate with respect to the Consortium Member in disagreement, following which the provisions of clause 7.4 will apply.

7.2	After execution of Documentation. After the execution of the Documentation, no Consortium Member shall be entitled to cease its participation in the Transaction and this Agreement shall only automatically terminate, subject to clause 7.4, upon the earlier of (a) the date the Transaction is consummated and (b) the date that the Merger Agreement is validly terminated in accordance with its terms.

7.3	Other termination events. This Agreement shall also automatically terminate, subject to clause 7.4, by unanimous agreement of the Consortium Members.

7.4	Effect of termination for failure to agree/other termination events. Upon termination of this Agreement under clauses 7.1, 7.2 or 7.3: (a) the Consortium Members shall jointly own but may use separately all of the due diligence information, advice and work product in relation to the Transaction and the Consortium Members agree that any Advisors appointed under this Agreement may continue to advise, separately, any of the Consortium Members; and (b) clauses 5 (Transaction Costs), 6.1 (Exclusivity and Other Commitments), 7 (Termination), 8.2 (Announcements and Confidentiality — Confidentiality), 9 (Notices) and 11 (General) shall continue to bind the Consortium Members (including any Consortium Member in disagreement with respect to which this Agreement has been terminated) but the Consortium Members shall otherwise not be liable to one another in relation to this Agreement, other than in respect of a breach of this Agreement occurring prior to termination.

7.5	Return of Confidential Information upon termination. Upon termination of this Agreement for any reason, each Consortium Member shall, except to the extent a copy of such information is required to be maintained by such Consortium Member for regulatory purposes, return or procure the return to each other Consortium Member of all information (including Confidential Information) relating to the Transaction, business affairs or finances of or relating to each other Consortium Member and the Company (including its Connected Persons), contained in any material in its possession or control or in the possession or control of any of its Representatives or Advisors but excluding information that is jointly owned pursuant to clause 7.4.

8.	ANNOUNCEMENTS AND CONFIDENTIALITY

8.1	Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Consortium Member without the prior written consent of the other Consortium Members, which consent shall not be unreasonably withheld or delayed, except to the extent that any such announcements are required by law, a court of competent jurisdiction, the SEC, another regulatory body or international stock exchange having jurisdictions over a Consortium Member or pursuant to whose rules and regulations such disclosure is required to be made. Any announcement to be made by Newco or its Affiliates in connection with the Transaction shall be jointly coordinated and agreed by the Consortium Members.

8.2	Confidentiality.

(a)	Except as permitted under clause 8.3, each Consortium Member shall not, and shall procure that its Representatives do not, without the prior written consent of the other Consortium Members, disclose (i) the existence, content or effect of this Agreement or any other agreement entered into in connection with this Agreement; (ii) the fact or content of negotiations leading up to or relating to this Agreement; (iii) any information received or obtained by it or its Representatives regarding any other Consortium Member or its Representatives; (iv) any Confidential Information received by it (“Recipient”) from any other Consortium Member (“Discloser”). Each Recipient shall procure that neither it nor its Representatives shall use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction;

(b)	Subject to clause 8.2(c), the Recipient must safeguard and return to the Discloser any Confidential Information which falls within paragraph (a) of the definition of Confidential Information, on demand, or in the case of electronic data (other than any electronic data stored on the backup tapes of the Recipient’s hardware), destroy at the option of the Discloser, any Confidential Information contained in any material in its or its Representatives’ possession or control.

(c)	The Recipient may retain in a secure archive a copy of the Confidential Information referred to in clause 8.2(b) if the Confidential Information is required to be retained by any Consortium Member for regulatory purposes.

(d)	The Consortium Members acknowledge that, in relation to Confidential Information relating to the projects, business affairs or finances of the Consortium Members, the obligations contained in clause 8.2(a) continue to apply after a period of two years following termination of this Agreement unless otherwise agreed in writing.

8.3	Permitted disclosures. A Consortium Member may make disclosures (a) to those of its Advisors, Representatives or Affiliates as the Consortium Member reasonably thinks necessary to give effect to or enforce this Agreement but only on a confidential basis; (b) if required by law or a court or competent jurisdiction, the SEC or another regulatory body or international stock exchange having jurisdiction over a Consortium Member or pursuant to whose rules and regulations such disclosure is required to be made, but only as far as practicable and lawful after the form and terms of that disclosure have been notified to each other Consortium Member and each other Consortium Member has had a reasonable opportunity to comment on the form and terms of disclosure; (c) if the information has already come into the public domain through no fault of that Consortium Member, its Representatives, shareholders or investors; or (d) if the information was already available to such Consortium Member, its Representatives, shareholders or investors on a non-confidential basis from another person.

8.4	Indemnity. Each Recipient agrees to indemnify and hold harmless the Discloser from and against all losses, costs, demands and liabilities of whatsoever nature (but excluding any indirect or consequential losses, costs, demands and liabilities) arising directly out of any breach of the terms of this clause by the Recipient or by any person to whom the Confidential Information is disclosed by the Recipient.

9.	NOTICES

Any notice, request, instruction or other document to be given hereunder by any Consortium Member to each other Consortium Member shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier:

If to ARCH:

ARCH Digital Holdings Limited

c/o ARC Advisors (HK) Limited

13/F, St. John’s Building

33 Garden Road

Central, Hong Kong

Attention: Allan Liu

Facsimile: +852 3115 0244

If to Capital Ally:

Capital Ally Investments Limited

21/F, Block D, The Place Tower

No.9 Guanghua Road, Chaoyang District

Beijing, China 100020

Attention: Kuo Zhang

Facsimile: +86 10 57091133

If to GM:

GM Investment Company Limited

48/F, Bank of China Tower

1 Garden Road

Central, Hong Kong

Attention: Kong Kam Yu Sammy

Facsimile: +852 3605 8189

If to Sinowill:

Sinowill Holding Limited

21/F, Block D, The Place Tower

No.9 Guanghua Road, Chaoyang District

Beijing, China 100020

Attention: Kuo Zhang

Facsimile: +86 10 57091133

If to Huge Harvest:

Huge Harvest Enterprises Limited

21/F, Block D, The Place Tower

No.9 Guanghua Road, Chaoyang District

Beijing, China 100020

Attention: Dongping Fei

Facsimile: +86 10 57091199

If to Kingstate:

Kingstate Group Limited

21/F, Block D, The Place Tower

No.9 Guanghua Road, Chaoyang District

Beijing, China 100020

Attention: Hengyang Zhou

Facsimile: +86 10 57091689

If to Trend Focus:

Trend Focus Limited

21/F, Block D, The Place Tower

No.9 Guanghua Road, Chaoyang District

Beijing, China 100020

Attention: Francis Kwok Cheong Wan

Facsimile: +86 10 57091178

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

10.	WARRANTIES

10.1	Warranties. Each Consortium Member represents and warrants in respect of itself to each other Consortium Member, as an inducement to that Consortium Member to enter into this Agreement, that (a) it has full power and authority to execute, and perform its obligations under, this Agreement and to proceed with the Proposal and the Transaction; (b) the execution, delivery and performance of this Agreement and the Proposal has been properly authorized by all required corporate action of such Consortium Member; (c) the execution, delivery and performance of this Agreement and the Proposal will not violate the provisions of the charter or bylaws, memorandum or articles of association or other constituent document of such Consortium Member or conflict with or constitute a breach of or default under any agreement to it is a Consortium Member or by which or any of its assets or property is bound; (d) each of this Agreement and the Proposal constitutes a valid and binding obligation on it in accordance with its terms; (e) it is not the subject of any Insolvency Event; and (f) it has made adequate arrangements to ensure that the required funds are available to effect payment in full for its share of the fees, costs and expenses of the Transaction.

10.2	Separate Warranties. Each warranty in clause 10.1 is a separate warranty. The interpretation of any warranty may not be restricted by reference to or inference from any other warranty.

10.3	Reliance. Each Consortium Member acknowledges that the other Consortium Members have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in clause 10.1 and have been induced by them to enter into this Agreement.

11.	GENERAL

11.1	Entire agreement. This Agreement constitutes the entire agreement between the Consortium Members and supersedes any previous oral or written agreements or arrangements between them relating to its subject matter. Nothing in this clause 11.1 shall operate to limit or exclude any liability of any Consortium Member for, or remedy against any Consortium Member in respect of, any fraudulent misrepresentation.

11.2	Further assurances. Each Consortium Member shall, at its own expense whenever reasonably requested by the other Consortium Members, promptly do (and procure that each of its Affiliates do) everything reasonably necessary to give full effect to this Agreement.

11.3	Indemnities. It is not necessary for a Consortium Member to incur expense or make payment before enforcing a right of indemnity under this Agreement.

11.4	Severability. If any provision of this Agreement is held by any tribunal or court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then that provision shall (so far as it is illegal, invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. Any provision of this Agreement held illegal, invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held illegal, invalid or unenforceable. The Consortium Members shall then use all reasonable endeavors to replace the illegal, invalid or unenforceable provision(s) the effect of which is as close as possible to the intended effect of the illegal, invalid or unenforceable provision(s).

11.5	Limitation of Liability. The obligations of each Consortium Member under this Agreement are several (and not joint or joint and several) and each Consortium Member’s obligation for fees and costs pursuant to clause 5 is capped to such Consortium Member’s Respective Proportion. The Consortium Members shall share the Liability (if any) in respect of each and every Claim in their Respective Proportions, except where the Claim has arisen as a result of the fraud, willful misconduct or breach of this Agreement by a Consortium Member in which case the Liability for the Claim will rest solely with the Consortium Member who has committed the act of fraud or willful misconduct or the breach. If the amount paid by a Consortium Member is more than such Consortium Member’s Respective Proportion of the relevant Liability, the other Consortium Members shall immediately upon demand pay to such Consortium Member such sum as may be necessary to ensure that each Consortium Member bears only its Respective Proportion of such Liability.

11.6	Variation, waiver and consent. A variation, waiver or consent by a Consortium Member of any provision or right under this Agreement is binding on the Consortium Member granting the variation, waiver or consent only if it given in writing and is signed by the Consortium Member or on behalf of the Consortium Member granting the variation, waiver or consent. A single or partial exercise of a right by a Consortium Member does not preclude another or further exercise or attempted exercise of that right or the exercise of another right. Failure by a Consortium Member to exercise or delay in exercising a right does not prevent its exercise or operate as a variation or waiver. A variation consent or waiver is effective only in the specific instance and for the specific purpose for which it is given.

11.7	Language. The official text of this Agreement and any Notices given or made shall be in English. In the event of any dispute concerning the construction or interpretation of this Agreement, reference shall be made only to the agreement as written in English and not to any translation into any other language.

11.8	Assignment. No Consortium Member shall be entitled to assign the benefit or burden of any provision of this Agreement without the prior written consent of the other Consortium Members.

11.9	Specific Performance. It is understood and agreed that money damages may not be a sufficient remedy for a breach of this Agreement by any party hereto and that each party hereto shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by the other party. Each of the Consortium Members further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this Agreement is or would be compensable by an award of money damages, and each party hereto agrees to waive any requirements for the securing or posting of any bond in connection with such remedy.

11.10	Rights and remedies cumulative.

(a)	No failure or delay by any Consortium Member in exercising any right or remedy provided by law or under or pursuant to this Agreement shall impair such right or remedy or operate to be construed as a waiver or variation of it or preclude its exercise at any subsequent time. No single or partial exercise of any right or remedy by any Consortium Member shall preclude any other or further exercise of such right or remedy or the exercise of any right or remedy.

(b)	The rights, powers and remedies provide by this Agreement are cumulative and are in addition to any rights, powers and remedies provided by law.

11.11	No partnership or agency. The Consortium Members are independent and nothing in this Agreement constitutes any Consortium Member as the trustee, fiduciary, agent, employee, partner or joint venturer of any other Consortium Member.

11.12	Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. This Agreement shall not be effective until each Consortium Member has executed at least one counterpart.

11.13	Governing law and arbitration. The construction, validity and performance of this Agreement shall be governed by the laws of the Cayman Islands, without reference to conflict of law principles. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including any dispute regarding its existence, validity or termination, or the performance or breach of this Agreement shall be referred to and finally resolved by arbitration under the Rules of Arbitration (the “Rules”) of the International Chamber of Commerce (the “ICC”), which Rules are deemed to be incorporated by reference into this clause, except that any provisions in those Rules which relate to the nationality of arbitrators shall be disapplied in their entirety. The procedure for arbitration will be as follows: the arbitral tribunal (the “Tribunal”) shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the Tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the ICC. The seat of arbitration shall be Hong Kong and the language of the arbitration shall be English. The Tribunal shall have no authority to award punitive or other punitive type damages. By agreeing to arbitration, the Consortium Members do not intend to deprive any court of competent jurisdiction of its ability to issue any form of provisional remedy, including but not limited to a preliminary injunction or attachment in aid of the arbitration, or order any interim or conservatory measure. A request for such provisional remedy or interim or conservatory measure by a Consortium Member to a court shall not be deemed a waiver of this agreement to arbitrate. The award rendered by the Tribunal, which shall cover which Consortium Member shall bear the costs of the arbitration, shall be final and binding on the Consortium Members. Judgment on the award may be entered in any court of competent jurisdiction.

11.14	Service of process. Each Consortium Member agrees that a document required to be served in proceedings relating to or concerning this Agreement may be served at its address for service of Notices under clause 9.

12.	DEFINITIONS AND INTERPRETATION

12.1	Definitions. In this Agreement, unless the context requires otherwise:

“Advisors” means the Advisors and/or consultants of the Consortium Members or of a Consortium Member, as the case may be, appointed in accordance with clause 2.3.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly; provided that the Company and its subsidiaries shall not be deemed to be Affiliates of any Consortium Member.

“Agreement” means this consortium agreement.

“Claim” means a claim against any one or more of the Consortium Members arising from or relating to the Transaction in respect of which a Consortium Member is, or is sought to be, made liable to pay any sum of money to any person other than a Consortium Member (or any of their respective Connected Persons), whether on a joint and several basis or on any other basis.

“Company” has the meaning given in the preamble.

“Competing Proposal” means a proposal, offer or invitation to the Company, other than one made by the Consortium Members, that involves the acquisition of Control of the Company, a sale of all or a substantial part of the assets of the Company, a restructuring or recapitalization of the Company, or some other transaction that in each case would adversely affect, prevent or materially reduce the likelihood of a consummated Transaction with the Consortium Members.

“Confidential Information” includes all information, technical data, trade secrets or know-how (whether provided to a Consortium Member before or after the date of this Agreement) (a) relating to the projects, business affairs or finances of or relating to the Discloser and/or its Affiliates (whether or not in existence at commencement of this Agreement), and includes all information, technical data, trade secrets or know-how relating to research, products, software, services, developments, inventions, processes, designs, drawings, engineering, marketing, clients, suppliers, or arrangements with clients and suppliers of the Discloser or its Affiliates; (b) the existence or terms of, and any negotiations or discussions relating to, the Proposal; (c) relating to the business affairs or finances of or relating to the Company provided to any Consortium Member by another Consortium Member; and/or (d) provided to any Consortium Member by the Advisors for the purposes of evaluating the Proposal.

“Connected Person” means a person connected with another as determined in accordance with clause 12.3.

“Consortium Members” means the parties to this Agreement and “Consortium Member” means any one of them.

“Control” means the ownership of, or the ability to direct, directly or indirectly:

(a) in the case of a corporation or body corporate: (i) a majority of the issued shares entitled to vote for election of directors (or analogous persons) of such body corporate; (ii) the appointment or removal of directors having a majority of the voting rights exercisable at meetings of the board of directors (or analogous body or bodies, including, without limiting the generality of the foregoing, management boards and supervisory boards) of such body corporate on all or substantially all matters; (iii) a majority of the voting rights exercisable at general meetings of the members of such body corporate on all, or substantially all, matters; or

(b) in the case of any other person, a majority of the voting rights in such person; or

(c) in the case of a corporation or body corporate or any other person, the direct or indirect possession of the power to direct or cause the direction of the management, policies or investment funds of the same (whether through the ownership of voting securities, by a management or advisory agreement, by contract, by agency or howsoever otherwise), and “Controlled” shall be construed accordingly;

“Discloser” has the meaning given in clause 8.2(a).

“Documentation” means the documentation required to implement the Transaction, including, as applicable, the Memorandum and Articles of Association of Newco, the Shareholders’ Agreement, the Merger Agreement, equity and roll over commitment letters, reports, schedules and filings with the SEC and other governmental agencies, and other ancillary documentation.

“Exclusivity Period” means the period commencing on the date of this Agreement and ending 12 months after the date this Agreement or such other date as is agreed in writing between the Consortium Members.

“Insolvency Event” means in respect of a Consortium Member, the happening of one or more of the following events (a) a receiver, or receiver and manager, of its property is appointed, whether by a court or otherwise; (b) an administrator is appointed to it; (c) it enters into a compromise or arrangement with its creditors or a class of them; (d) it commences to be wound up or ceases to carry on business; (e) it is insolvent or presumed insolvent under any applicable legislation; (f) execution or similar process is levied against its property; or (g) anything having a substantially similar effect to any of the above events happens under the laws of any applicable jurisdiction.

“Liability” means a liability to pay a sum of money arising pursuant to a Claim (which sum is deemed to include all legal and other costs, damages, losses and expenses incurred in connection with (or arising directly or indirectly from) defending, disputing or otherwise dealing with any such Claim) where the liability arises from a judgment given by a court of competent jurisdiction, the final decision given in any arbitration proceedings or the agreed settlement of the Claim.

“Notice” means any request, election, proposal, consent, notice, demand, petition, request for arbitration or other communication.

“Proposal” means the final joint proposal by or on behalf of the Consortium Members to the Company that may lead to the Transaction which shall be non-binding and subject, among other matters, to the negotiation and execution of definitive agreements relating to the Transaction.

“Proposal Process” means the process by which the Consortium Members acquire the Company as described in the preamble of this Agreement.

“Protocols” means, in connection with the Proposal Process, any data room, other information delivery or management protocols entered into by Buyer, a Consortium Member or a Connected Person of a Consortium Member.

“Recipient” has the meaning given in clause 8.2(a).

“Representative” of a Consortium Member includes an officer, employee, agent, auditor, Advisor, financier, insurance broker, partner, associate, consultant, joint venturer or sub-contractor of that Consortium Member or an Affiliate of that Consortium Member.

“Respective Proportion” means, with respect to a Consortium Member, the proportion that the equity in Newco held by such Consortium Member bears to the whole of the equity in Newco.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means shares, debentures, stocks, bonds, notes, interests in a collective investment scheme, units, warrants, options, derivative instruments, and any other securities which are convertible into or exercisable for shares in the Company.

“Special Committee” means a special committee of independent directors of the Company which the Consortium Members expect will be established upon or shortly after submission of the Proposal to the Company and which will be responsible for, among other matters, negotiating the terms of the Transaction on behalf of the public shareholders of the Company and determining whether the Transaction is fair to such public shareholders.

“Transaction” has the meaning given in the preamble.

“Transaction Costs” means the fees and expenses paid or payable to third party advisory or consulting firms or personnel engaged by or on behalf of the Consortium Members in accordance with this Agreement in respect of the Transaction to provide professional advice in relation to the Transaction.

12.2	Statutory provisions. All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, re-enactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

12.3	Connected Persons. The following provisions shall apply to determine whether one person is connected with another for the purposes of this Agreement:

(a)	a person is connected with an individual if that person is the individual’s spouse or civil partner, or is a relative of the individual or of the individual’s spouse or civil partner of the individual or of the individual’s spouse or civil partner;

(b)	except in relation to (i) acquisitions or disposals of partnership assets pursuant to bona fide commercial arrangements and (ii) a limited partnership in which a person held a limited partnership interest on or prior to the date of this Agreement and with respect to which neither such person nor any Connected Person of such person exercises management or control, a person is connected with any person with whom he is in partnership, and with the spouse or civil partner or relative of any individual with whom he is in partnership;

(c)	a body corporate is connected with another body corporate (i) if the same person has Control of both, or a person has Control of one and persons connected with him, or he and persons connected with him, have Control of the other; or (ii) if a group of two or more persons has Control of each body corporate, and the groups either consist of the same persons or could be regarded as consisting of the same persons by treating (in one or more cases) a member of either group as replaced by a person with whom he is connected;

(d)	a body corporate is connected with another person if that person has Control of it or if that person and persons connected with him together have Control of it; or

(e)	any two or more persons acting together to secure or exercise Control of a body corporate shall be treated in relation to that company as connected with one another and with any person acting on the directions of any of them to secure or exercise Control of the body corporate.

12.4	Agreed form. Any reference to a document in the “agreed form” is to the form of the relevant document in the terms agreed by the Consortium Members.

12.5	Preamble and schedules. References to this Agreement include the preamble and schedules which form part of this Agreement for all purposes. References in this Agreement to the Consortium Members, the preamble, schedules and clauses are references respectively to the Consortium Members and their legal personal representatives, successors and permitted assigns, the preamble and schedules to, and clauses of, this Agreement.

12.6	Meaning of references. In this Agreement, unless the context requires otherwise:

(a)	words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)	references to a “person” shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a “company” shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)	references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of matters;

(d)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form;

(e)	references to “indemnify” and to “indemnifying” any person against any losses by reference to any matter includes indemnifying and keeping that person indemnified against all losses from time to time made, suffered or incurred as a direct or indirect consequence of or which would not have arisen but for that matter; and

(f)	References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time.

12.7	Headings. Clause and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

12.8	Negotiation of the Agreement. The Consortium Members have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Consortium Members and no presumption or burden of proof shall arise favoring or disfavoring any Consortium Member by virtue of the authorship of any provisions of this Agreement.

IN WITNESS WHEREOF, the Consortium Members have caused this Agreement to be executed and delivered as of the date first written above.

ARCH Digital Holdings Ltd.

By:	/s/ Rachel Chiang
Name: Rachel Chiang
Title: Director

Capital Ally Investments Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

GM Investment Company Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

Sinowill Holding Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Controller

Huge Harvest Enterprises Limited

By:	/s/ Dongping Fei
Name: Dongping Fei
Title: Director

Kingstate Group Limited

By:	/s/ Hengyang Zhou
Name: Hengyang Zhou
Title: Director

Trend Focus Limited

By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Shareholder

Schedule 1

[Proposal]

Schedule 2

[Schedule 13D/As]